ANGLO AMERICAN

04010914

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

18 March, 2004

MAR 24 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Barclays PLC's shareholding in Anglo American plc pursuant to section 198 of the UK Companies Act 1985 dated 18 March 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 18 March 2004 that, as at the close of business on 16 March 2004, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
18 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 18 March 2004 that, as at the close of business on 16 March 2004, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
18 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 18 March 2004 that, as at the close of business on 16 March 2004, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
18 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 18 March 2004 that, as at the close of business on 16 March 2004, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
18 March 2004

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 18 March 2004 that, as at the close of business on 16 March 2004, Barclays PLC's ("Barclays") interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
18 March 2004

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

17 March, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Lehman Brothers International (Europe) shareholding in Anglo American plc pursuant to section 198 of the UK Companies Act 1985 dated 17 March 2004.
- Notification of Listings dated 15 March 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

RNS: 5531W.
ANS: 637354

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 453,700 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 123,840 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 333,696 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 9,383 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana, Namibian and the Swiss Stock Exchanges SWX for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Accordingly the total Issued Share Capital is currently: 1,483,121,972.

N Jordan
Company Secretary
15 March 2004
END.

cc: AWL
NVS
NJ
(Sec +5)

AVS: 185419
RNS: 6466Q

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 17 March 2004 that, as at the close of business on 15 March 2004, Lehman Brothers International (Europe) ("Lehman") the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
17 March 2004

CC: AWL
NVS
NJ
(SEC + S)

AVS : 185419
RNS : 64660

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 17 March 2004 that, as at the close of business on 15 March 2004, Lehman Brothers International (Europe) ("Lehman") the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
17 March 2004

CC: AWL
NVS
NJ
(SEC + S)

AVS: 185419
RNS: 64660

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 17 March 2004 that, as at the close of business on 15 March 2004, Lehman Brothers International (Europe) ("Lehman") the interest in the Ordinary Shares of Anglo American plc (the "Company") had fallen below 3%.

N Jordan
Secretary
17 March 2004

CC: AWL
NVS
NJ
(SEC + S)